

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2021

Laurence Reid, Ph.D.
President and Chief Executive Officer
Decibel Therapeutics, Inc.
1325 Boylston Street, Suite 500
Boston, MA 02215

>   **Re: Decibel Therapeutics, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted January 12, 2021**
>   **CIK No. 0001656536**

Dear Dr. Reid:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 12, 2021

Collaboration with Regeneron, page 4

1.   We note your revised disclosure in response to prior comment 3. Please expand your disclosure on page 4 to clarify that DB-ATO program was initially developed in collaboration with Regeneron and that you have agreed to pay to Regeneron a royalty calculated as a low-to mid-single digit percentage of net sales of DB-ATO.

Laurence Reid, Ph.D.
Decibel Therapeutics, Inc.
January 27, 2021
Page 2

        You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Jeffrey Gabor at 202-551-2544 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Stuart Falber, Esq.